Exhibit 99.1

BriaCell Presents Development Details of Bria-OTS™ Platform Technology at the American Association for Cancer Research (AACR) Annual Meeting 2022

●	Based on clinical data with Bria-IMT™, BriaCell has developed Bria-OTS™, an off-the-shelf (i.e. pre-manufactured) personalized immunotherapy.
●	Bria-OTS™ will be used to treat patients with advanced breast cancer, providing patients with readily available personalized treatment.

PHILADELPHIA, PA and VANCOUVER, British Columbia, April 12, 2022— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX: BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for cancer, presented the development details of its novel off-the-shelf (OTS) personalized immunotherapy, Bria-OTS™, summarized in a poster session held at the American Association for Cancer Research (AACR) Annual Meeting 2022 in New Orleans, Louisiana.

“Excitement is taking root within BriaCell as we progress towards our upcoming Bria-OTS™ clinical trial, where we will be matching our immunotherapy to each patient’s HLA type with the goal of increasing the likelihood of clinical benefit,” remarked Dr. Miguel A. Lopez-Lago, Senior Director, R&D. “We intend to treat each patient with a personalized formulation, based on a simple saliva test that determines each patient’s HLA types.”

Poster presentation details are summarized below:

Poster Title: Toward a Personalized Off-the-Shelf Cellular Immunotherapy for Cancer

Summary:

●	BriaCell’s lead candidate, the Bria-IMT™ regimen, has produced a safe and effective immune response and disease control in heavily pre-treated advanced breast cancer patients. These patients had failed multiple prior regimens.
●	Patients that match the Bria-IMT™ immunotherapy treatment at least at 1 HLA type were more likely to experience clinical benefit.
●	Therefore, BriaCell generated genetically modified Bria-IMT™ cell lines that expressed an extended repertoire of HLA types to be able to match the majority of patients with the therapy and increase the likelihood of response. This new cellular therapy has been termed Bria-OTS™.
●	The Bria-OTS™ novel approach produces a personalized cancer immunotherapy treatment that is off-the-shelf (i.e. pre-manufactured and ready for use); thus, avoiding treatment delays and bypassing the complex manufacturing process of some other personalized immunotherapies.
●	Once administered to patients, Bria-OTS™ immunotherapies are postulated to activate the patient’s immune system to recognize and eliminate cancerous cells by both activating tumor-directed T cells, and potentially antibody responses. A schematic video showing the proposed mechanism is available here: https://briacell.com/moa/.
●	The AACR poster discloses the specific alleles selected and the strategy for performing the genetic engineering. BriaCell anticipates treating each patient with the appropriate pre-manufactured Bria-OTS™ formulation based on each patient’s HLA-type. This off-the-shelf process would forego the complex, expensive and demanding manufacturing procedures associated with other personalized immunotherapies.

Bria-OTS™ immunotherapy design

Patients that match Bria-IMT™ cell line at least at 1 HLA allele are more likely to derive clinical benefit. Therefore, BriaCell has genetically modified the Bria-IMT™ cell line to match more patients. Based on population analysis, BriaCell has genetically engineered the Bria-IMT™ parent cell line to express 8 Class I and 7 Class II HLA types. The Class I and Class II regions refer to the genes coding for molecules HLA-A, -B, -C, and HLA-DR, -DQ, –DP, respectively. Four cell lines have been developed, each engineered to express four HLA alleles: two HLA-A alleles and two HLA-DRB alleles. The new cell therapy would be able to match >99% of the population at least at one HLA type.

Manufacturing of Bria-OTS™ immunotherapies for upcoming clinical trial

●	Bria-OTS™ cell lines developed at BriaCell facilities have been transferred to a cGMP facility for testing and clinical production in preparation for the upcoming clinical trial in advance breast cancer.
●	BriaCell is currently conducting extensive testing on the Bria-OTS™ immunotherapy products in compliance with the most recent guidelines of the Center for Biologics Evaluation and Research (CBER) division of the FDA— to ensure patient safety.
●	BriaCell expects Bria-OTS™ to enter an open-label Phase I/IIa clinical trial designed to evaluate its safety and efficacy in patients with advanced breast cancer. The clinical trial will be managed by Cancer Insight, LLC.

A copy of the poster has been posted at the following: https://briacell.com/scientific-publications/.

Personalized breast cancer treatment using Bria-OTS™

To increase the likelihood of therapeutic response, BriaCell will treat each patient with the optimized premanufactured Bria-OTS™ formulation, based on individual specific HLA type. A simple saliva test that determines HLA types will be used to categorize patients. In BriaCell’s current and active Bria-IMT™ Phase I/IIa clinical trial, BriaCell had previously reported average overall survival benefit of 13.4 months in patients with 2+ HLA matches (average of 5 prior regimens)1 versus 7.2-9.8 months in historical comparison treatment trials (2 prior regimens)2.

(1)	BriaCell treats severely sick patients, as indicated by the “prior regimens” figures, indicating the number of therapies these patients had failed prior to treatment with Bria-IMT™.
(2)	Overall survival of 7.2-9.8 months was reported in similar patients with metastatic breast cancer who have failed 2 prior therapy attempts (third line setting); Kazmi S, et al. Breast Cancer Res Treat. 2020 Aug 17. To more accurately present survival data, BriaCell has included only those women able to mount an immune response.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Examples of forward-looking statements in this news release include, among others, statements the Company makes regarding: (i) the outcome of the testing and clinical production of the Bria-OTS™ cell lines, (ii) the safety and efficacy of any potential treatment regime with Bria-OTS™, and (iii) when and whether Bria-OTS™ will enter an open-label Phase I/IIa clinical trial. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under the heading “Risk Factors” in the Company’s most recent Annual Information Form, and under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com